Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

June 30, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Shapiro, Senior Staff Accountant

Amy Geddes, Senior Staff Accountant

Mara Ransom, Office Chief

Jacqueline Kaufman, Staff Attorney

Re:	Lyft, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 28, 2020

File No. 001-38846

Ladies and Gentlemen:

On behalf of Lyft, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated June 24, 2020 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than July 17, 2020.

Please do not hesitate to contact me at (650) 493-9300 if you have any questions or require additional information. I thank you in advance for your consideration.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Lisa Stimmell

Lisa Stimmell

cc:	Lyft, Inc.

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